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Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

	Years Ended December 31,						Three Months Ended March 31,
	1998		1999		2000		2000		2001
INCOME AVAILABLE FOR FIXED CHARGES
Income before income taxes and minority interest and extraordinary items	$33,906		$77,301		$118,156		$32,298		$28,792
Fixed Charges	62,312		52,411		39,802		11,343		12,905
Less capitalized interest	(1,086)		(115)		(717)		(66)		(123)
Less minority partner preferred equity return	(2,360)		(2,063)		(1,527)		(455)		(162)

Income available for fixed charges	$92,772		$127,534		$155,714		$43,120		$41,412

FIXED CHARGES
Interest expense	$57,487		$48,594		$34,768		$10,107		$11,882
Minority partner preferred equity return	2,360		2,063		1,527		455		162
Capitalized interest	1,086		115		717		66		123
Interest portion of rent expense	1,379		1,639		2,790		715		738

Total fixed charges	$62,312		$52,411		$39,802		$11,343		$12,905

Ratio of earnings to fixed charges	1.5	x	2.4	x	3.9	x	3.8	x	3.2	x
	Pro Forma Year Ended December 31, 2000		Pro Forma Three Months ended March 31, 2001
INCOME AVAILABLE FOR FIXED CHARGES
Income before income taxes and minority interest and extraordinary items	$83,975		$29,222
Fixed Charges	122,441		27,123
Less capitalized interest	(717)		(123)

Income available for fixed charges	$195,699		$56,222

FIXED CHARGES
Interest expense	$108,813		$26,234
Capitalized interest	717		123
Interest portion of rent expense	2,911		766

Total fixed charges	$112,441		$27,123

Ratio of earnings to fixed charges	1.7	x	2.1	x

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  Exhibit 12.1
Computation of Ratios of Earnings to Fixed Charges